UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                        Diamond Multimedia Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   252714-10-0
                         ------------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of the cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  252714-10-0                  13G                   Page 2 of 6 Pages
          -------------


================================================================================
1   NAME OF REPORTING PERSON
    SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

    Chong-Moon Lee
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    Not Applicable.                                                    (a)  / /
                                                                       (b)  / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
     NUMBER OF        5     SOLE VOTING POWER
       SHARES
    BENEFICIALLY            2,614,757
   OWNED BY EACH    ------------------------------------------------------------
     REPORTING
    PERSON WITH       6     SHARED VOTING POWER

                            60,000
                    ------------------------------------------------------------
                      7     SOLE DISPOSITIVE POWER

                            2,614,757
                    ------------------------------------------------------------
                      8     SHARED DISPOSITIVE POWER

                            60,000
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,674,757
-------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


-------------------------------------------------------------------------------
11  PERCENT OF CLASS PRESENTED BY AMOUNT IN ROW 9

    7.8%
-------------------------------------------------------------------------------
12  TYPES OF REPORTING PERSON

    IN
================================================================================

CUSIP No.  252714-10-0               13G                      Page 3 of 6 Pages
          -------------


Item 1(a).     Name of Issuer
---------      --------------

               Diamond Multimedia Systems, Inc.


Item 1(b).     Address of Issuer's Principal Executive Offices
---------      -----------------------------------------------

               2880 Junction Avenue
               San Jose, CA 95134


Item 2(a).     Name of Person Filing
---------      ---------------------

               Chong-Moon Lee


Item 2(b).     Address of Principal Business Office or, if none,
---------      Residence
               -------------------------------------------------

               c/o AmBex Venture Group, LLC
               1245 Oakmead Parkway
               Sunnyvale, California  94086


Item 2(c).     Citizenship
---------      -----------

               United States


Item 2(d).     Title of Class of Securities
---------      ----------------------------

               Common Stock

Item 2(e).     CUSIP Number
---------      ------------

               252714-10-0


Item 3.        If this  statement is filed  pursuant to Rules 13d-1(b)
------         or 13d-2(b), check whether the person filing is a:
               -------------------------------------------------------

                    (a) / / Broker or Dealer registered under Section 15 of the
               Act;

                    (b) / / Bank as defined in section 3(a)(6) of the Act;

                    (c) / / Insurance Company as defined in section 3(a)(19) of the Act;

CUSIP No.  252714-10-0                     13G                Page 4 of 6 Pages
          -------------


                    (d) / / Investment Company registered under section 8 of the
               Investment Company Act;

                    (e) / / Investment Adviser registered under section 203 of the Investment Advisers Act of 1940;

                    (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F);

                    (g) / / Parent Holding Company, in accordance with Section
               240.13d-1(b)(ii)(G) (Note: See Item 7); or

                    (h) / / Group, in accordance with Section 240.13d-
               1(b)(1)(ii)(H).


Item 4.       Ownership
------        ---------

                   (a) Amount Beneficially Owned:    2,674,757
                                                 ------------------------------

                   (b) Percent of Class:    7.8%
                                        ---------------------------------------

                   (c) Number of shares as to which such person has:

                         (i) sole power to vote or to direct the vote
                             2,614,757
                         ------------------------------------------------------

                         (ii) shared power to vote or to direct the vote
                              60,000
                         ------------------------------------------------------

                         (iii) sole power to dispose or to direct the
                               disposition of    2,614,757
                         ------------------------------------------------------

                         (iv) shared power to dispose or to direct the
                              disposition of    60,000
                         ------------------------------------------------------

Item 5.       Ownership of Five Percent or Less of a Class
------        --------------------------------------------

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.

CUSIP No.  252714-10-0                   13G                  Page 5 of 6 Pages
          -------------


Item 6.        Ownership of More than Five Percent on Behalf of Another
------         Person
               --------------------------------------------------------

               Shares reported in Item 4 include an aggregate of 670,546 shares held by certain charitable trusts, of which Mr. Lee is the Trustee. Assets of the trusts, including proceeds from the sale of securities, are distributable for charitable purposes as specified in the trusts, subject to periodic payments of unitrust amounts which are due to Mr. Lee under the provisions of the trusts.

               Shares reported in Item 4 also include an aggregate of 60,000 shares held by a non-profit foundation, for which Mr. Lee serves as Chairman of the Board of Directors. By virtue of his position, Mr. Lee shares voting and investment power with respect to such shares. Assets of the foundation, including proceeds from the sale of securities, are distributable for charitable purposes as specified in the charter documents of the foundation.


Item 7.        Identification and Classification of the Subsidiary Which
------         Acquired the Security Being Reported on by the Parent
               Holding Company
               ---------------------------------------------------------

               Not Applicable.


Item 8.        Identification and Classification of Members of the Group
------         ---------------------------------------------------------

               Not Applicable.


Item 9.        Notice of Dissolution of Group
------         ------------------------------

               Not Applicable.


Item 10.       Certification
-------        -------------

               Not Applicable.

CUSIP No.  252714-10-0                  13G                   Page 6 of 6 Pages
          -------------

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     February 14, 1997
                                        ----------------------------------------
                                                           Date


                                                  /s/ Chong-Moon Lee
                                        ----------------------------------------
                                                      Chong-Moon Lee